Exhibit 99.9

Mercer Park Brand Acquisition Corp. Announces Proposed Extension to Facilitate the Completion of its Qualifying Transaction with GH Group, Inc. and Finalized Applicable Redemption Amount per Share

Toronto, Ontario, April 15, 2021– Mercer Park Brand Acquisition Corp. (NEO: BRND.A.U; OTCQX: MRCQF), a Special Purpose Acquisition Company (SPAC) which has entered into a definitive agreement to merge with GH Group, Inc. (the “Glass House Group Transaction”), California’s leading fully-integrated cannabis business, with the right to combine with a state-of-the-art greenhouse and 17 additional dispensary locations that are in the process of applying for licenses, announced today that it is seeking a brief extension in its permitted timeline, from May 13, 2021 to July 30, 2021, to enable the Glass House Group transaction to be completed. Subject to the satisfaction or waiver of the conditions of closing, the Glass House Group transaction is currently anticipated to close in the first half of June 2021.

A virtual meeting of the holders of Class A Restricted Voting Shares of Mercer Park Brand Acquisition Corp. (BRND) is scheduled to be held on May 5, 2021 at 10:00 am (Toronto time). In connection with the meeting, holders of Class A Restricted Voting Shares are being provided with the opportunity to deposit for redemption all or a portion of their Class A Restricted Voting Shares, irrespective of whether such holders vote for or against, or do not vote on, the extension resolution, provided that they deposit (and do not validly withdraw) their Class A Restricted Voting Shares for redemption prior to 5:00 p.m. (Toronto time) on April 28, 2021, which is the fifth business day before the date of the meeting.

BRND has updated and finalized its determination of the redemption amount per share to take into account the latest information available to it. BRND now estimates that the amount is approximately US$10.11 per Class A Restricted Voting Share, replacing the US$10.06 per share previously disclosed in the Management Information Circular dated April 5, 2021. The increase relates to an expected tax refund associated with the filing of the fiscal year 2020 income tax return, which was filed on April 14, 2021.

If the extension resolution is approved and the extension is made effective by the Board (which effectiveness would be announced by BRND at that time) BRND shall (a) redeem those Class A Restricted Voting Shares that are deposited (and not validly withdrawn) for redemption, and (b) deliver to each such holder its pro rata portion of the escrow funds available in BRND’s escrow account less certain specified costs. The remainder of the escrow funds shall remain in the escrow account and be available for use by BRND to complete its proposed qualifying acquisition on or before July 30, 2021. The meeting date for the shareholders’ meeting to approve the Glass House Group Transaction is expected to be in late May or early June. Further details of that meeting will be made available in due course.

Holders of Class A Restricted Voting Shares who do not redeem their Class A Restricted Voting Shares will retain their redemption rights and their ability to vote on the qualifying transaction through to July 30, 2021 if the extension resolution is approved and the extension is then made effective.

If the extension resolution is not approved and closing has not occurred by May 13, 2021, then, subject to applicable laws, each Class A Restricted Voting Share will be redeemed for its pro rata portion of the escrow funds available in BRND’s escrow account less certain specified amounts.

The Board may revoke the extension resolution without further approval of Class A Restricted Voting Shareholders of BRND at any time prior to the extension becoming effective in the event that the Board determines not to proceed with the extension.

The record date for the determination of registered holders of Class A Restricted Voting Shares of BRND entitled to receive notice of, and to vote at, the meeting is the close of business on April 5, 2021 (the “Record Date”). Only holders of Class A Restricted Voting Shares whose names are entered in BRND’s register of shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote their shares at, the meeting. Registered holders of Class A Restricted Voting Shares of BRND and duly appointed proxyholders will be able to virtually attend, participate, vote and ask questions at the meeting online at web.lumiagm.com/208295271. Class A Restricted Voting Shareholders will not be able to attend the meeting in person. Beneficial holders of Class A Restricted Voting Shares of BRND (being shareholders who hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary), who have not duly appointed themselves as their proxy will be able to virtually attend the meeting only as guests and to listen to the webcast but not be able to participate, ask questions or vote at the meeting.

The management information circular (the “Circular”) being sent to shareholders contains a detailed description of the extension and other information relating to BRND. We urge you to consider carefully all of the information in the Circular. Shareholders who have any questions or need additional information with respect to the voting of their Class A Restricted Voting Shares should consult their financial, legal, tax or other professional advisors.

About Mercer Park Brand Acquisition Corp.

Mercer Park Brand (“BRND”) is a special purpose acquisition corporation launched in May 2019 to create the leading branded cannabis company in the U.S. For more information about BRND, please visit the BRND website at www.mercerparkbrand.com.

About GH Group, Inc.

Glass House Group is a rapidly growing, vertically integrated, California-focused organization that strives every day to realize its vision of excellence: compelling cannabis brands, produced sustainably, for the benefit of all. Led by a team of expert operators, proven businesspeople, and passionate plant lovers, it is dedicated to delivering rich cannabis experiences with respect for people, for the environment, and for the community, and an abiding commitment to justice, social equity, and sustainability.

Company Contact:

Megan Kulick

T: (646) 977-7914

Email: IR_BRND@mercerparklp.com

Investor Relations Contact:

Cody Slach

Gateway Investor Relations

T: (949) 574-3860

Email: BRND@GatewayIR.com